Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Communication to Brokers

I am pleased to share some important and exciting news with you today: we have agreed to combine with PartnerRe in a merger of equals, creating a broadly diversified global specialty insurance and reinsurance company with expanded market presence, gross premiums in excess of $10 billion, and total capitalization above $14 billion.

This transaction is the outgrowth of many months of strategic planning and careful review by our board of directors. We believe this merger with PartnerRe represents a uniquely compelling opportunity for both of our companies. The transaction will leverage the complementary strengths of both AXIS and PartnerRe to create an organization with the size and breadth to enhance product and service offerings, maximize growth opportunities, optimize portfolios, and deliver both economies of scale and capital efficiencies.

The new combined company will have substantial presence and industry-leading capabilities across a broad range of business lines. The merger will elevate us to become a top five global P&C reinsurer and leading broker-based reinsurer. Our combined companies will write approximately $2.5 billion in specialty insurance premium, and our successful Accident & Health initiative will be augmented by PartnerRe’s Life & Health business, to form a $1.5 billion Life, Accident & Health operation – all with significantly enhanced strategic flexibility.

The combination of AXIS and PartnerRe will bring together two market-leading insurance and reinsurance businesses with complementary marketplace strengths and a shared reputation for outstanding underwriting, service and financial strength. We will have deeper resources to serve you and our common clients by drawing on the extensive expertise of our respective organizations’ underwriting and client service teams. As a single organization, we will continue to deliver exceptional quality and seamless service in the areas of global reinsurance, specialty insurance and life, accident and health. Together we expect to be able to offer a broader range of services and greater capacity across a wider global footprint. Further highlights regarding the combination of AXIS and PartnerRe can be found in the attached press release we just issued.

This is a fantastic opportunity for us to create a market leader in Insurance, Reinsurance and Life, Accident and Health. I look forward to speaking with you soon to discuss how, together, we will make this vision a reality.

With best regards,

Albert

Investor Contact	Media Contact
Linda Ventresca	Michael Herley
AXIS Capital Holdings Limited	Kekst and Company
investorrelations@axiscapital.com	michael-herley@kekst.com
(441) 405-2727	(212) 521-4897

AXIS Capital and PartnerRe to Combine in $11 Billion Merger

☐ Creates Broadly Diversified Global Specialty Insurance and Reinsurance Company with Expanded Market Presence, Gross Premiums above $10 Billion, and Total Capitalization above $14 Billion ☐

☐ Top-Five Global Reinsurance Company and Leading Broker-based Reinsurer ☐

☐ Leading Industry Positions across Several Specialty Insurance and Reinsurance Lines ☐

☐ Substantial Benefits including Capital Efficiencies, Expense Savings and Business Synergies ☐

☐ Transaction Accretive to Earnings and ROE for Both Companies ☐

Pembroke, Bermuda, January 25, 2015 — AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE:AXS) and PartnerRe Ltd. (NYSE:PRE) today announced that they have signed a definitive amalgamation agreement to create one of the world’s preeminent specialty insurance and reinsurance companies, with gross premiums written in excess of $10 billion, total capital of more than $14 billion, and cash and invested assets of more than $33 billion. The merger of equals has been unanimously approved by the boards of directors of both companies, and brings together market-leading insurance and reinsurance franchises that will benefit from increased scale and enhanced market presence.

Under the terms of the transaction agreement, PartnerRe shareholders will receive 2.18 shares of the combined company’s common shares for each share of PartnerRe common shares they own and AXIS Capital shareholders will receive one share of the combined company’s common shares for each share of AXIS Capital common shares they own. Upon completion of the transaction, shareholders of PartnerRe and AXIS Capital will own approximately 51.6 percent and 48.4 percent of the combined company, respectively.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

PartnerRe Chairman, Jean-Paul L. Montupet will be non-executive chairman of the combined company. AXIS Capital CEO Albert A. Benchimol will serve as CEO of the combined company. The new company will have a 14-person Board of Directors, consisting of seven AXIS Capital directors and seven PartnerRe directors, including Messrs. Montupet and Benchimol. Current AXIS Capital Chairman, Michael A. Butt will continue to serve on the Board as Chairman Emeritus.

Mr. Benchimol stated: “This transformational combination will leverage the complementary strengths of both companies and create an organization with the size and breadth to enhance product and service offerings, maximize growth opportunities, optimize portfolios, and deliver both economies of scale and capital efficiencies. The combined company will have three strongly positioned businesses – a top-five global reinsurer, a $2.5 billion specialty insurance underwriting business, and a highly successful and growing life, accident and health franchise – all with increased strategic flexibility. As a top five global reinsurer with leading positions in a number of specialty lines, we will be strongly positioned to turn the challenges presented by the structural changes in the reinsurance market into opportunities.”

Mr. Benchimol continued, “For our clients and brokers, this transaction brings together two companies with outstanding underwriting talent and service to deliver more comprehensive solutions backed by the financial strength they have come to rely on from both companies. I look forward to working closely together to make this vision a reality, while achieving diversified and consistent earnings growth for our shareholders.”

In connection with the transaction, Costas Miranthis will step down as CEO of PartnerRe and as a member of the PartnerRe Board, effective today. At that time, current PartnerRe Director David Zwiener will assume the position of interim CEO of PartnerRe until the completion of the transaction.

Mr. Zwiener has been a director of PartnerRe since July 2009 and, prior to this transaction, was the Chairman of the PartnerRe Audit Committee. Mr. Zwiener has extensive executive level experience in both the insurance and financial services sectors. Between 2000 and 2007, Mr. Zwiener was President and Chief Operating Officer of the property and casualty operations at Hartford Financial Services Group Inc. Most recently, he was CFO at Wachovia Corporation.

Jean-Paul L. Montupet, Chairman of PartnerRe stated: “On behalf of the entire board of directors, I want to express my appreciation to Costas Miranthis for successfully leading PartnerRe for the past four years and positioning the Company to be able to move into this exciting new phase. PartnerRe has benefitted greatly from his leadership and guidance and we wish him well in his next endeavor. This is an exciting opportunity that offers tremendous potential with many benefits for PartnerRe, our clients, brokers and shareholders.”

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

Michael A. Butt, Chairman of AXIS Capital stated: “I have for a long time, since 1993, been an admirer of PartnerRe and what it has achieved. I am delighted therefore that we can now combine our businesses and people to create an even more exciting future.”

Costas Miranthis commented: “It has been my pleasure to serve as PartnerRe’s CEO as we continued to build upon its leadership position in reinsurance. This merger with AXIS Capital offers a unique opportunity to enhance PartnerRe’s scale in the reinsurance sector and to enter the primary insurance market with a high quality partner with a global franchise. This is the right step for PartnerRe at the right time - squarely addressing the strategic imperatives that today’s markets are demanding. I want to thank the PartnerRe Board and all of my colleagues for their support and contribution to our success. I am confident that the new company will enjoy an exciting future.”

The company headquarters will be located in Bermuda, and it will have a strategic presence on five continents in 39 distinct geographic locations worldwide.

Given the similar disciplined underwriting cultures of both organizations, the combined entity will draw on the talented group of leaders from both companies. A number of senior positions have been identified. Emmanuel Clarke will be CEO, Reinsurance; Peter Wilson will be CEO, Insurance; Chris DiSipio will be CEO, Life, Accident and Health; and John (Jay) Nichols will be responsible for Strategic Business Development and Capital Solutions. Joseph Henry will be CFO and Bill Babcock will be Deputy CFO and Lead Integration Officer. Mr. Babcock will assume the role of CFO upon Mr. Henry’s retirement in July 2016.

Positioning and Financial Benefits

The merger will create one of the largest global specialty insurance and reinsurance companies with strong positions in specialty markets and improved strategic flexibility across all specialty insurance and reinsurance business lines. The combined company will have a top-5 market position among reinsurance companies with combined gross premiums written of $7 billion and will be the leading broker-based reinsurer. This is complemented by a global specialty insurance business with $2.5 billion in gross premiums and the creation of a meaningful player in the life, accident and health markets, with total gross premiums written of $1.5 Billion with particular strength in the U.S. A&H reinsurance market. The combined company is expected to have:

•	Premiums in excess of $10 billion

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

•	An equity base of $13 billion

•	Total capitalization over $14 billion

•	A pro forma investment portfolio of $33 billion

The combined company is also expected to have strong cash flows and capital efficiencies to re-invest in its specialty franchises and growth businesses, and to return capital to shareholders.

The merger is expected to achieve at least $200 million in annual pre-tax cost synergies in the first 18 months of operations and to be accretive to EPS and ROE for the shareholders of both companies. The companies are confident that the targeted integration benefits are achievable.

The transaction is expected to close in the second half of 2015, subject to approval by the shareholders of both companies, regulatory clearance and customary closing conditions. Credit Suisse is acting as financial advisor and Davis Polk & Wardwell LLP and Appleby Global Services Limited are acting as legal counsel to PartnerRe. Goldman Sachs is acting as financial advisor and Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman are acting as legal counsel to AXIS Capital.

Preliminary Fourth Quarter 2014 Financial Results

Today, both AXIS Capital and PartnerRe separately announce preliminary financial results for the fourth quarter ended December 31, 2014.

Conference Call and Webcast Information

A conference call and webcast for investors is scheduled for Monday, January 26, 2015 at 8:30 Eastern in conjunction with the signing of definitive documentation relating to the transaction. Investors and analysts are encouraged to call in 15 minutes prior to the commencement of the call. The webcast can also be accessed in the Investor Relations section of AXIS Capital’s website at www.axiscapital.com

Dial-In Conference Call: Monday, January 26, 2015 at 8:30 a.m. Eastern

DIAL-IN NUMBER:	(888)-317-6003 or, from outside the U.S., by dialing (412) 317-6061

Passcode: 2850665

WEBCAST:	http://services.choruscall.com/links/axs150126.html

REPLAY:	Replay: (877)-344-7529 or from outside the U.S., (412) 317-0088

Replay Passcode: 10059806

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

About AXIS Capital

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with total shareholders’ equity attributable to AXIS Capital at September 30, 2014 of $5.8 billion and locations in Bermuda, the United States, Europe, Singapore, Canada, Australia and Latin America. Its operating subsidiaries have been assigned a rating of “A+” (“Strong”) by Standard & Poor’s and “A+” (“Superior”) by A.M. Best. AXIS Capital and AXIS Specialty Finance LLC have been assigned senior unsecured debt ratings of A- (stable) by Standard & Poor’s and Baa1 (stable) by Moody’s Investors Service. For more information about AXIS Capital, visit our website at www.axiscapital.com.

About PartnerRe Ltd.

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2013, total revenues were $5.5 billion. At September 30, 2014, total assets were $23.2 billion, total capital was $7.8 billion and total shareholders’ equity attributable to PartnerRe was $7.0 billion.

AXIS Capital Contacts:

Investor Contact
Linda Ventresca
AXIS Capital Holdings Limited
investorrelations@axiscapital.com
(441) 405-2727

Media Contact
Michael Herley
Kekst and Company
michael-herley@kekst.com
(212) 521-4897

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

PartnerRe Ltd. Contacts:

Investor Contact

Robin Sidders

robin.sidders@partnerre.com

(441)-294-5216

Media Contact

Celia Powell

celia.powell@partnerre.com

(441) 294-5210

Or

Drew Brown/Daniel Goldstein

Sard Verbinnen & Co

(212) 687-8080

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on May 16, 2014 and April 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600  Fax 441.405.2600

www.axiscapital.com